TITAN INTERNATIONAL, INC.

May 5, 2010

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:           Titan International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Forms 10-Q for the Period Ended March 31, 2010
File No. 1-12936

Dear Mr. Decker:

We are responding to comment letter dated April 29, 2010, which relates to Titan’s April 12, 2010, response to your earlier comment letter.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

General

1.
Comments regarding your confidential treatment request will be sent under separate cover.  Please note that to the extent applicable, in future filings you should indicate in the exhibit index of your periodic report that certain portions of exhibits 10.1, 10.2 and 10.3 have been omitted based upon a request for confidential treatment.  You also should note that the non-public information has been filed with the Commission.

Response to comment 1:

In future periodic filings, Titan International, Inc. (Titan or the Company) will, to the extent applicable, indicate in the exhibit index of periodic reports that certain portions of exhibits have been omitted based upon a request for confidential treatment and that the non-public information has been filed with the Commission.

Mr. Decker
May 5, 2010

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 29, 2010

Risk Relating to Employee Compensation Policies and Practices, page 12

2.
We note your disclosure in response to Item 402(s) of Regulation S-K.  Please supplementally describe the process you undertook to reach the conclusion that the risks relating to the company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Response to comment 2:

In examining risk relating to employee compensation policies and practices, the Company considered the following factors:
•	The Company is an industrial manufacturer; in the Company’s opinion this business does not lend itself to or incentivize significant risk taking by Company employees.
•
Approximately 46% of the Company’s employees are covered by collective bargaining agreements that include bargained for compensation practices; in the Company’s opinion these practices do not incentivize significant risk taking by employees.

•
The compensation practices for the Company’s non-bargaining employees and management have been established over several decades; in the Company’s opinion these practices have not promoted significant risk taking.

•	The Company does not have a history of material changes in compensation that would have a material adverse effect on the Company related to risk management practices and risk-taking incentives.

Compensation Committee Background, page 16

3.
In comment five of our letter dated February 24, 2010 we had asked that in your future filings you discuss in reasonable detail all of the elements analyzed by the compensation committee in making compensation decisions, and that you refrain from making general statements such as “[a]ll members of the Compensation Committee are on other corporate boards” in light of your disclosure that only one of your directors, Mr. Quain, sits on another corporate board.  As set forth in the first paragraph of your disclosure, you continue to make such statements without elaborating on the factors or elements informing the compensation committee’s decisions.  In future filings, please revise your disclosure accordingly.

Mr. Decker
May 5, 2010

Response to comment 3:

The Company’s reference to other corporate boards includes public, private and charitable organizations as these entities’ board of directors determine or assist in setting compensation.  The Company, in future definitive proxy statement filings, will elaborate on the elements analyzed by the compensation committee in determining compensation decisions and include the reference that other corporate boards includes public, private and charitable organizations.

Bonus, page 17

4.
In comment seven of our letter dated February 24, 2010 we stated that to the extent that the bonus award to a named executive officer is not merely a subjective determination of the compensation committee, your disclosure would need to describe in reasonable detail the specific accomplishments of each named executive officer influencing the committee’s decision with respect to the year in which reported compensation was paid.  However, your disclosure with respect to the bonus awards granted to Mr. Hackamack and Ms. Holley continues to be broad and does not specify any elements of performance considered by the CEO in proposing such bonuses, or discuss how the compensation committee arrived at its decision to award a lower bonus amount than that proposed by the CEO.  Please revise your disclosure in your future filings to provide the investors with additional insight into the compensation committee’s decision-making process.

Response to comment 4:

The Company, in future definitive proxy statement filings, will delineate if the compensation committee future bonus award is a subjective determination to a named executive officer.

Potential Payments on Change of Control, page 20

5.
On page 21 you disclose that if the executive terminates his or her employment agreement because of a change in control, the executive will receive, among other things, 100% of his or her base salary or adjusted base salary for the remaining employment term.  Please tell us what the cash compensation values in the tabular disclosure at the end of page 21 represent, and how they were derived.

Mr. Decker
May 5, 2010

Response to comment 5:

The cash compensation values were based on the executive’s salary as if the change of control happened on December 31, 2009.  The table below details the Company’s executive’s cash compensation payments that would be due in event of a change of control:

Description	Mr. Taylor	Mr. Hackamack	Ms. Holley
Salary 2010	$637,500	$261,250	$261,250
Salary 2011	637,500	261,250	261,250
Salary 2012 (January to April) *	212,500	─	─
Salary 2012	─	261,250	261,250
Salary 2013 (January to April) **	─	87,096	87,096
Vacation	73,557	20,094	20,094
Cash compensation due in event of change of control	$1,561,057	$890,940	$890,940

*	Mr. Taylor’s employment agreement expires April 2012.
**	Mr. Hackamack’s and Ms. Holley’s employment agreements expire April 2013.

Please do not hesitate to contact me at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

    /s/ CHERI T. HOLLEY

Cheri T. Holley
Vice President, Secretary and
General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301